

DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





05003119



January 27, 2005

Mr. David Yeres, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

Act	SEA of 1934
Section	10a-1, Reg M, Reg Sho
Rule	10a-1; 101+102 of Reg M; Rule 200(g) Reg SHO
Public Availability	1/27/2005

Re: ***iShares COMEX Gold Trust***
File No. TP 04-77

Dear Mr. Yeres:

In your letter dated January 27, 2005, you request on behalf of iShares COMEX Gold Trust (the "Trust"), the American Stock Exchange LLC (the "Amex") and persons or entities engaging in transactions in shares of the Trust (the "Shares") exemptions from, or interpretive or no-action advice regarding, Section 11(d)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"), Rules 10a-1 and 11d1-2 under the Exchange Act, Rule 200(g) of Regulation SHO, and Rules 101 and 102 of Regulation M in respect of trading of the Shares on the Amex or any other national securities exchange or national securities association.

The Trust is governed by the provisions of the Depositary Trust Agreement executed under New York law by Barclays Global Investors, N.A., as Sponsor, and The Bank of New York, as Trustee, on January 19, 2005. The Trust Agreement sets out the rights of depositors of gold and registered holders of Shares and the rights and obligations of the Sponsor and the Trustee. The purpose of the Trust is to own gold transferred to the Trust in exchange for Shares issued by the Trust. Each Share represents a fractional undivided beneficial interest in the net assets of the Trust. The Trust issues Shares only in aggregations of 50,000, or integral multiples thereof, and only in transactions with registered broker-dealers with whom the Trustee has entered into a contractual arrangement governing the terms and conditions under which Baskets of Shares may be issued and redeemed. Baskets of Shares will be redeemed by the Trust in exchange for an amount of gold equal to their pro rata share of all gold that remains in the Trust after giving effect to all Trust liabilities, sales made to cover Trust expenses, and any losses that may have occurred. The Trust is not a registered investment company under the Investment Company Act of 1940.

This response is attached to the enclosed photocopy of your correspondence. Each defined term in this letter has the same meaning as defined in your letter, unless otherwise noted herein.

Response:

Rule 10a-1

Rule 200(a) of Regulation SHO defines "short sale." Rule 10a-1(a) under the Exchange Act covers transactions in any security registered on a national securities exchange, if trades in such security are reported in the consolidated transaction reporting system, and prohibits short sales with respect to these securities unless such sales occur on a "plus tick," (that is, a price above the price at which the immediately preceding sale was effected), or "zero-plus tick," (that is, at the last sale price if it was higher than the last different price). Rule 10a-1 is designed to prevent the market price of a stock or other "reported security," as defined in Rule 11Aa3-1(a)(4) under the Exchange Act, from being manipulated downward by unrestricted short selling.

On the basis of your representations and the facts presented, in particular the derivative nature of the Shares, it would not appear that trading in the Shares would be susceptible to the practices that Rule 10a-1 is designed to prevent. In particular, the Trust anticipates that the market value of the Shares will rise or fall based on changes in the underlying gold. Moreover, the short sale rule does not apply to analogous derivative products such as index options and index futures contracts. Accordingly, the Commission hereby grants an exemption from Rule 10a-1 to permit sales of Shares without regard to the "tick" requirements of Rule 10a-1.

Rule 200(g) of Regulation SHO

Rule 200(g) of Regulation SHO provides that a broker-dealer must mark all sell orders of any equity security as "long," "short," or "short exempt." Rule 200(g)(2) requires that a short sale order must be marked "short exempt" if the seller is relying on an exception from the tick test of Rule 10a-1 of the Exchange Act or any short sale price test of any exchange or national securities association.

Accordingly, in conjunction with the exemption granted above to permit sales of Shares without regard to the "tick" requirements of Rule 10a-1, on the basis of your representations and the facts presented, and without necessarily concurring in your analysis, the staff of the Division of Market Regulation ("Staff") will not recommend to the Commission enforcement action under Rule 200(g) of Regulation SHO if a broker-dealer marks "short," rather than "short exempt," a short sale that is effected in the Shares, subject to the following conditions:

i. For each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt;

ii. A broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long;" and

iii. The market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.

Regulation M

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in a distribution of securities, and affiliated purchasers of such persons.

On the basis of your representations and the facts presented, particularly that the Trust will continuously redeem at net asset value Baskets of Shares and that the secondary market price of Shares should not vary substantially from the value of gold represented by the Shares, the Commission hereby grants an exemption under paragraph (d) of Rule 101 of Regulation M thus permitting persons who may be deemed to be participating in a distribution of Shares to bid for or purchase Shares during their participation in such distribution.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust will continuously redeem at net asset value Baskets of Shares, the Commission hereby grants an exemption under paragraph (e) of Rule 102 of Regulation M thus permitting the Trust and affiliated purchasers to redeem Shares during the continuous offering of the Shares.

Section 11(d)(1) and Rule 11d1-2

On the basis of your representations and the facts presented, the Staff will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers that do not create or redeem Shares but engage in both proprietary and customer transactions in Shares exclusively in the secondary market extend or maintain or arrange for the extension or maintenance of credit on Shares in connection with such secondary market transactions. In this regard, we note in particular your representation that no broker-dealer or any natural person associated with such broker-dealer, directly or indirectly (including through any affiliate of such broker-dealer), receives from the Trust complex[1] any payment, compensation or other economic incentive to promote or sell Shares to persons outside of the Trust complex, other than non-cash compensation permitted under NASD Rule 2830(l)(5)(A), (B), or (C).[2]

In addition, on the basis of your representations and the facts presented, the Staff will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers treat Shares, for the purposes of Rule 11d1-2 under the Exchange Act, as "securities issued by a registered ... open-end investment company as defined in the Investment Company Act of 1940" and thereby extend or maintain or arrange for the extension or maintenance of credit on Shares that have been owned by the persons to whom credit is provided for more than 30 days, in reliance on the exemption contained in the rule. We note in this regard your representation that Authorized Participants will not extend, maintain, or arrange for the extension or maintenance of credit on Shares other than to the extent such extension, maintenance, or arranging is otherwise permitted under Exchange Act Rule 11d1-1 or, pursuant to the relief granted in this letter, under Rule 11d1-2. In addition, we note your representation that the Initial Depositor, as an Authorized Participant, will not extend, maintain or arrange for the extension or maintenance of credit on Shares during the distribution period for the initial Baskets, except as otherwise permitted under Rule 11d1-1, and that thereafter, the Initial Depositor, as an Authorized Participant, will not extend, maintain, or arrange for the extension or maintenance of credit on Shares other than to the extent permitted under Rule 11d1-1 or, pursuant to the relief granted in this letter, under Rule 11d1-2.

The foregoing exemptions from Rule 10a-1, Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1), Rule 11d1-2, and Rule 200(g) of Regulation SHO are based solely on your representations and the facts presented, and are strictly limited to the application of those rules to transactions involving Shares under the circumstances described

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[1] As you note in your letter, the "Trust complex" includes the Trust, the Sponsor, the Trustee, the Custodian, Barclays Capital, Inc. (the "Initial Depositor"), the issuer of any other trust or any investment company, unit investment trust, or fund that holds itself out to investors as a related entity for purposes of investment or investor services, any investment adviser or marketing agent (or person performing a similar function) for any such issuer, and any "affiliated person" (as defined in the 1940 Act) of any such person.

[2] Consistent with the approach in Letter re: streetTracks Gold Trust® (Nov. 17, 2004), the Staff interprets the reference to "non-cash compensation permitted under NASD Rule 2830(l)(5)(A), (B), or (C)" in this context to mean that the only non-cash compensation a broker-dealer (or any natural person associated with such broker-dealer) relying on this relief may receive from the Trust complex to promote or sell Shares to persons outside of the Trust complex is that which would be permitted under Rule 2830(l)(5)(A), (B), or (C) if the Trust were a registered investment company.

above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rule 10a-1 and Rules 101 and 102 of Regulation M and no-action positions taken under Section 11(d)(1), Rule 11d1-2, and Rule 200(g) of Regulation SHO are subject to the condition that such transactions in Shares or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

The foregoing exemptions are subject to modification or revocation if at any time the Commission determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. Moreover, the foregoing no-action positions are subject to modification or revocation as necessary or appropriate. In addition, persons relying on these exemptions and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions and no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal or state laws or rules or regulations of any self-regulatory organizations to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,



James A. Brigagliano
Assistant Director
Office of Trading Practices
Division of Market Regulation

Attachment

C L I F F O R D
C H A N C E

CLIFFORD CHANCE US LLP
31 WEST 52ND STREET
NEW YORK NY 10019 6131
TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

David Yeres
Partner
DIRECT TEL +1 212 878 8075
DIRECT FAX
david.yeres@cliffordchance.com

January 27, 2005

Mr. James A. Brigagliano
Assistant Director
Office of Trading Practices and Processing,
Division of Market Regulation,
Securities and Exchange Commission,
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request of iShares COMEX Gold Trust for Exemptive, Interpretive and No-Action Relief from certain provisions of the Securities Exchange Act of 1934 and certain Rules thereunder

Dear Mr. Brigagliano:

We are writing on behalf of iShares COMEX Gold Trust (the "Trust"). The Trust, on behalf of itself, the American Stock Exchange LLC (the "Amex" or the "Exchange") and persons or entities engaging in transactions in shares of the Trust (the "Shares"), hereby requests exemptions from, or interpretive or no-action advice regarding, Section 11(d)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"), Rules 10a-1 and 11d1-2 under the Exchange Act, Rule 200(g) of Regulation SHO, and Rules 101 and 102 of Regulation M in respect of trading of the Shares on the Amex or any other national securities exchange or national securities association. Rules applicable to the trading of the Shares have been approved by the Commission pursuant to Section 19(b) of the Exchange Act.[1]

This letter is divided into four parts. Part I is a description of the Trust and the Shares. Part II briefly outlines the similarities between the Trust and other investment vehicles that have received relief similar to that requested by the Trust herein. Part III describes the dissemination of information concerning the Shares. This letter concludes with Part IV, a legal analysis and discussion of each of the rules and statutory provisions in respect of which relief is requested.

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1 See Releases Nos. 34-50792 (December 3, 2004) and 34-51058 (January 19, 2005).

PART I

The Trust

The Trust is governed by the provisions of the Depositary Trust Agreement (the "Trust Agreement") executed by Barclays Global Investors, N.A., as Sponsor (the "Sponsor"), and The Bank of New York, as trustee (in such capacity, the "Trustee") on January 19, 2005. The Trust offers and sells the Shares on a continuous basis in accordance with Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement on Form S-1 filed under the Securities Act (Registration Statement No. 333-112589 (the "Registration Statement")) which was declared effective by the Commission on January 26, 2005.

The purpose of the Trust is to own gold transferred to the Trust in exchange for Shares issued by the Trust. The Trust is governed by the Trust Agreement among the Sponsor, the Trustee, the registered holders and beneficial owners of Shares and all persons that deposit gold for the purpose of creating Shares. The Trust Agreement sets out the rights of depositors of gold and registered holders of Shares and the rights and obligations of the Sponsor and the Trustee. New York law governs the Trust Agreement, the Trust and the Shares.

Each Share represents a fractional undivided beneficial interest in the net assets of the Trust. The Trust issues Shares only in aggregations of 50,000 (each such aggregation, a "Basket"), or integral multiples thereof, and only in transactions with registered broker-dealers (collectively, the "Authorized Participants") with whom the Trustee has entered into a contractual arrangement governing the terms and conditions under which Baskets of Shares may be issued and redeemed. Baskets of Shares will be redeemed by the Trust in exchange for an amount of gold equal to their pro rata share of all gold that remains in the Trust after giving effect to all Trust liabilities, sales made to cover Trust expenses and any losses that may have occurred. The Trust is not a registered investment company under the Investment Company Act of 1940.

Certificates Evidencing the Shares

The Shares are evidenced by certificates executed and delivered by the Trustee on behalf of the Trust. The Depositary Trust Corporation ("DTC") has accepted the Shares for settlement through its book-entry settlement system. So long as the Shares are eligible for DTC settlement, there will be only one certificate evidencing shares that will be registered in the name of a nominee of DTC. Investors will be able to own Shares only in the form of book-entry security entitlements with DTC or direct or indirect participants in DTC. No investor will be entitled to receive a separate certificate evidencing Shares. Because Shares can only be held in the form of book-entries through DTC and its participants, investors must rely on DTC, a DTC participant and any other financial intermediary through which they hold Shares to receive the benefits and exercise the rights described in this section.

Deposit of Gold; Issuance of Baskets of Shares

The Trust creates and redeems Shares on a continuous basis but only in Baskets of 50,000 Shares. Upon the deposit of the corresponding amount of gold with The Bank of Nova Scotia (the

"Custodian"), and the payment of the Trustee's applicable fee and of any expenses, taxes or charges (such as stamp taxes or stock transfer taxes or fees), the Trustee delivers the appropriate number of Baskets to the depositing Authorized Participant. Only Authorized Participants can deposit gold and receive Baskets of Shares in exchange.

The amount of Gold necessary for the creation of a Basket (the "Basket Gold Amount") is reduced by a small amount each day. The initial Basket Gold Amount was 5,000 fine ounces[2] of gold. On each business day, the Trustee adjusts downward the quantity of gold included in the Basket Gold Amount as appropriate to reflect the Trust's liabilities and sales of gold made to cover Trust expenses accrued through and including that business day, [3] and will further adjust downward that quantity in the event that a loss of deposited gold may occur.

Before making a deposit, the Authorized Participant must deliver to the Trustee a written purchase order indicating the number of Baskets it intends to acquire and the city or cities where it expects to make the corresponding deposit of gold with the Custodian.[4] The date and time the Trustee receives a purchase order will determine the Basket Gold Amount the Authorized Participant needs to deposit. Authorized Participants submitting purchase orders to the Trustee before 4:00 p.m. (New York time) will have to deposit the Basket Gold Amount announced by the Trustee shortly after 4:00 p.m. (New York time) on that same business day. Purchase orders received by the Trustee after 4:00 p.m. (New York time) will be treated as received on the next business day.

No Shares will be issued unless and until the Custodian has informed the Trustee that it has allocated to the Trust's account the corresponding amount of gold in physical bars (except that any amounts of less than 430 ounces may be held in the Trust account on an unallocated basis[5]).

Redemption of Baskets of Shares; Withdrawal of Gold

Authorized Participants may surrender Baskets of Shares in exchange for the corresponding Basket Gold Amount announced by the Trustee. Upon the surrender of such Shares and the payment of the Trustee's applicable fee and of any expenses, taxes or charges (such as stamp taxes or stock transfer

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[2] The Trust Agreement defines an "ounce" as a troy ounce, equal to 1.0971428 ounces avoirdupois (the system of weights used in the U.S. and Great Britain for goods other than precious metals, gems and drugs. In the avoirdupois system a pound has 16 ounces and an ounce has 16 drams).

[3] The Trustee determines the quantity of gold equal in value to those expenses. The Trustee subtracts that number of fine ounces of gold from the total number of fine ounces of gold then held by the Trust as of that business day, and divide the resulting gold amount by the number of Baskets outstanding as of that business day. Fractions of a fine ounce of gold included in the Basket Gold Amount smaller than .001 fine ounce will be disregarded. See "Valuation of Gold; Computation of Net Asset Value" in the Registration Statement for an explanation of how the value of gold is determined by the Trustee.

[4] Gold can be delivered to the Custodian in the vicinity of New York (New York), Toronto (Canada), Montreal (Canada), London (England) or at other locations that may be authorized in the future.

[5] Gold is said to be held in unallocated form at a custodian when the person in whose name gold is so held is entitled to receive delivery of gold in the amount standing to the credit of that person's account, but that person has no ownership interest in any particular gold that the custodian maintaining the account owns or holds. In contrast, gold is held in "allocated" form when specific bars of gold held by the custodian are identified as the property of the person holding the "allocated" account.

taxes or fees), the Trustee will deliver to the order of the redeeming Authorized Participant the amount of gold corresponding to the redeemed Baskets. Shares can only be surrendered for redemption in Baskets of 50,000 Shares each.

Before surrendering Baskets of Shares for redemption, an Authorized Participant must deliver to the Trustee a written request indicating the number of Baskets it intends to redeem and the location where it would like to take delivery of the gold represented by such Baskets. The date and time the Trustee receives the request will determine the Basket Gold Amount to be received in exchange. Authorized Participants submitting redemption requests to the Trustee before 4:00 p.m. (New York time) will be entitled to receive the Basket Gold Amount announced by the Trustee shortly after 4:00 p.m. (New York time) that same business day. Redemption requests received by the Trustee after 4:00 p.m. (New York time) will be treated as received the next business day.

The Custodian will make the gold available for collection at its office or at the office of a sub-custodian if the gold is being held by a sub-custodian. Gold will be delivered at the locations designated by the Trustee, in consultation with the Custodian. Redeeming Authorized Participants will be entitled to express a preference as to where they would like to have gold delivered, but will have no right to receive delivery at a specified location.

Gold will be delivered to the redeeming Authorized Participants in the form of physical bars only (except that any amount of no less than 430 ounces may be transferred to an unallocated account of or as ordered by, the redeeming Authorized Participant).

Suspension of Deposits and Redemptions

The Trustee may suspend the delivery of Shares, registrations of transfer of Shares and surrenders of Shares for the purpose of withdrawing Trust property generally, or may refuse particular deposit, transfer or withdrawal requests at any time if the Trustee or the Sponsor thinks it necessary or advisable for any reason.

Valuation of Gold; Computation of Net Asset Value

On each business day, as soon as practicable after 4:00 P.M. (New York time), the Trustee will evaluate the gold held by the Trust and determine the net asset value of the Trust. For purposes of making these calculations, a business day means any day other than a day when the Amex is closed for regular trading.

The Trustee will value the Trust's gold on the basis of the settlement price for the spot month gold futures contract announced that date by the COMEX division of the New York Mercantile Exchange ("COMEX"). At any point in time, the spot month contract is the futures contract then closest to maturity. If there is no announced COMEX settlement price for spot month gold futures on a business day, the Trustee will use the most recently announced COMEX settlement price for spot month gold futures contract unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate as a basis for evaluation.

The COMEX daily settlement price for each gold futures contract is established by a subcommittee of COMEX members shortly after the close of trading in New York. The daily settlement price for each contract (delivery month) is derived from the daily settlement price for the most active futures contract month, which is not necessarily the spot month. That settlement price for the most active futures contract month is the average, rounded off to the nearest multiple of ten cents of the highest and lowest price of the trades for that contract month reported during the last one minute of trading prior to the close of the market.

For all other gold futures contract months, which may include the spot month, the settlement prices are determined by COMEX based upon the differentials reflected in spread trades between adjacent months, such differentials being directly or indirectly related to the most active month. These differentials are determined by the average of the highest and lowest spread trades (trades based upon the differential between the price for two contract months) reported during the last fifteen minutes of trading prior to the close of the market. In the case that there were no such spread trades, the average of the bids and offers for spread transactions during that last fifteen minute period are used. In the case that there were no such bids and offers during that time, the contracts are settled at prices consistent with the differentials for other contract months that were settled by the first or second method. If the third method is used, the subcommittee of the COMEX members establishing those settlement prices provides a record of the differentials from other contract months which formed the basis for those settlements.

Once the value of the gold has been determined, the Trustee will subtract all accrued fees (other than the fees to be computed by reference to the value of the Trust or its assets), expenses and other liabilities of the Trust from the total value of the gold and all other assets of the Trust. The resulting figure is the adjusted net asset value of the Trust, which is used to compute all fees (including the Trustee's and the Sponsor's fees) which are calculated from the value of the Trust's assets.

To determine the net asset value of the Trust, the Trustee will subtract from the adjusted net asset value of the Trust the amount of accrued fees computed from the value of the Trust's assets. The Trustee will also determine the NAV by dividing the net asset value of the Trust by the number of the Shares outstanding at the time the computation is made.

Trust Expenses

The Trust's only ordinary recurring expense is expected to be the Sponsor's fee. In exchange for the Sponsor's fee the Sponsor has agreed to assume the following administrative and marketing expenses incurred by the Trust: the Trustee's monthly fee, the Custodian's fee, Amex listing fees, SEC registration fees, printing and mailing costs, audit fees and expenses and up to $100,000 per annum in legal fees and expenses. The Sponsor has also assumed the costs of the Trust's organization and the initial sale of the Shares, including the applicable SEC registration fees.

The Sponsor's fee accrues daily at an annualized rate equal to 0.40% of the adjusted net asset value of the Trust and is payable monthly in arrears. The Trustee will, when directed by the Sponsor, and, in the absence of such direction, may, in its discretion, sell gold in such quantity and at such times, as may be necessary to permit payment of the Sponsor's fee and of Trust expenses not assumed by the Sponsor. The Trustee is authorized to sell gold at such times and in the smallest amounts required to permit such payments as they become due, it being the intention to avoid or minimize the Trust's holdings of assets other than gold. Accordingly, the amount of gold to be sold will vary from time to time depending on the level of the Trust's expenses and the market price of gold. The Custodian has agreed to purchase from the Trust, at the request of the Trustee, gold needed to cover Trust expenses at a price at least equal to the price used by the Trustee to determine the value of the gold held by the Trust on the date of the sale.

Cash held by the Trustee pending payment of the Trust's expenses will not bear any interest. Each sale of gold by the Trust will be a taxable event to Shareholders.

Voting Rights

Shares do not have any voting rights. However, registered holders of at least 25% of the Shares have the right to require the Trustee to cure any material breach by it of the Trust Agreement, and registered holders of at least 75% of the Shares have the right to require the Trustee to terminate the Trust Agreement.

Secondary Market Trading

The price of individual Shares trading on Amex will be based on a current bid/offer market. No secondary sales will be made to brokers or dealers at a concession. Transactions involving the sales of Shares on Amex will be subject to customary brokerage commissions and charges.

PART II

Comparison of the Trust to similar Investment Vehicles

The Commission has granted relief that is substantially similar to that requested for the Trust in connection with, among others, the SPDR Trust, the MIDCAP SPDR Trust, the DIAMONDS Trust and the NASDAQ-100 Trust, the CountryBaskets Index Fund, Inc., the Select Sector SPDR Trust, iShares Trust and Vanguard Index Funds (all of the foregoing, the "Other Investment Vehicles").[6]

The Trust and the Other Investment Vehicles share a number of fundamental features. All issue shares which are exchange listed and traded. All attempt to track the performance of the assets in exchange for which their shares are issued (except that a number of Other Investment Vehicles issue shares in exchange for cash which is used to purchase securities of the underlying index whose performance such Other Investment Vehicle attempts to track). They all issue shares only in large

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6 See, *e.g.*, letters from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to James E. Duffy, Esq., General Counsel, The American Stock Exchange, Inc., dated January 22, 1993 (SPDR Trust) and April 27, 1995 (MIDCAP SPDR Trust), and to Michael Simon, Esq., Milbank, Tweed, Hadley & McCloy, dated March 22, 1996 (CountryBaskets); letters from Larry E. Bergmann, Senior Associate Director, Division of Market Regulation, to Stuart M. Strauss, Esq., Gordon, Altman, Butowsky, Weitzen, Shalov & Wein, dated December 14, 1998 and December 22, 1998 (Select Sector) and to James F. Duffy, Esq. Executive Vice President and General Counsel, The American Stock Exchange, Inc., dated January 9, 1998 (DIAMONDS Trust); and letters from James A. Brigagliano, Assistant Director, Division of Market Regulation, to James F. Duffy, Esq., Executive Vice President and General Counsel, The American Stock Exchange, Inc., dated March 3, 1999 (NASDAQ-100 Trust), and to Kathleen Moriarty, Esq., Carter Ledyard & Milburn, dated May 16, 2000 (Shares) and May 21, 2001 (Vanguard).

aggregations and generally on the basis of an in-kind deposit of the assets whose performance is sought to be tracked, and all redeem shares only in such aggregations and generally on the basis of an in-kind delivery of such assets. Although the Trust and the Other Investment Vehicles have different investment objectives and, as a result, may not necessarily be purchased by the same investors, the products are similarly structured with the view to attracting the same types of investors, viz., large institutions, in respect of the aggregations of securities purchasable from and redeemable through the investment vehicle, and retail and institutional investors, in respect of the exchange-traded individual securities.

PART III

Dissemination of Shares Information

As indicated above, the COMEX daily settlement price for each gold futures contract (including spot month contracts) is established by a subcommittee of COMEX members shortly after the close of trading in New York. The daily settlement price for COMEX gold futures contracts is publicly available on the NYMEX website. In addition, various data vendors and news publications publish COMEX gold futures prices.

In addition, each day that the Amex is open for trading, the Trust will make available the Basket Gold Amount to be deposited in connection with the issuance of Shares in Basket-size aggregations. Investors will also be able to request such information from any Authorized Participant or the Sponsor.

In order to provide updated information for use by investors, the Amex will disseminate through the facilities of the Consolidated Tape Association (the "Consolidated Tape") an amount representing, on a per-share basis, the current value of the Basket Gold Amount.

Dissemination of Information on Trading in Shares

Intra-day prices of Shares trading on the Amex will be disseminated by the Amex on the Consolidated Tape. As with other Amex-listed stocks, Shares closing prices, and certain other daily trading information, will be expected to be published in such newspapers as *The Wall Street Journal*.

PART IV

The Trust, on behalf of itself, the Exchange and persons or entities engaging in transactions in Shares, requests that the Commission grant exemptive, interpretive or no-action relief from Rules 10a-1 and 11d1-2 under the Exchange Act, Rule 200(g) of Regulation SHO, Rules 101 and 102 of Regulation M, and Section 11(d)(1) of the Exchange Act in connection with secondary market transactions in Shares, and the creation or redemption of Shares, as discussed below. As noted above, this relief is substantially similar to relief granted to the Other Investment Vehicles.

Rule 10a-1

Rule 10a-1(a)(1)(i) provides that a short sale of an exchange-traded security may not be effected below the last regular-way sale price, or at such price unless such price is above the next preceding different price at which a regular way sale was reported. The Trust believes that relief from the application of Rule 10a-1 to transactions in Shares is appropriate insofar as Shares are derivative securities based on the value of gold. Application of Rule 10a-1 to transactions in Shares would not further the Rule's purposes, and exempting such transactions from the Rule would not be inconsistent with such Rule.

A primary purpose of Rule 10a-1 is to prevent the market price of a stock from being manipulated downward by unrestricted short selling. The Trust anticipates, however, that the market value of the Shares will rise or fall based primarily on the changes in the value of gold. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary market for the Shares will be closely related to, but not identical to, the same forces influencing the price of gold at any point in time. Any temporary disparities in market value between the Shares and the underlying gold would tend to be corrected promptly by arbitrage activity. In addition, Shares (in Basket-size aggregations) are redeemable on any business day. Under these circumstances, it would appear to be economically futile for short sales of the Shares to be used to depress their price. Similarly, it would be economically futile for short sales in Shares to be utilized to depress the price of gold generally. Indeed, there is no "up-tick" restriction upon short sales of either gold or gold futures contracts, which suggests that no valid public policy purpose would be served by imposing one upon the Shares.

The trading market for the Shares would be adversely affected if Rule 10a-1 operated to prevent dealers or exchange specialists from making short sales of Shares to satisfy customer demand in the absence of an uptick. Requiring an investor to utilize another means to achieve such investor's investment goals would be detrimental to the market for Shares and contrary to the public interest in liquid, efficient securities markets.

Rule 200(g) of Regulation SHO

Rule 200(g) of Regulation SHO, adopted by the Commission on July 28, 2004, became mandatory on January 3, 2005, its compliance date.[7] As currently in effect, Rule 200(g) prescribes that "a broker or dealer must mark all sell orders of an equity security as 'long,' 'short,' or 'short exempt.'" A short sale must be marked "short exempt" if the seller is relying on an exemption from Rule 10a-1 like the one requested in the preceding section of this letter.[8] The Commission has granted relief similar to that requested hereby to the Security Industry Association with respect to securities (including securities issued by the Other Investment Vehicles) that have been granted relief from the provisions of Rule 10a-1 similar to that requested above for the Shares.[9]

The Trust requests that the staff of the Division of Market Regulation confirm that, if the relief from the provisions of Rule 10a-1 requested above is granted with respect to the Shares, it will not recommend enforcement action to the Commission against a broker-dealer that marks "short", rather

7 See Release 34-50103 (July 28, 2004).

8 Rule 200(g)(2).

9 See letter of James A. Brigagliano, Assistant Director of the Division of Market Regulation, to Ira Hammerman, General Counsel to the Security Industry Association, dated January 3, 2005 (the "SIA Letter").

than "short exempt" a short sale in the Shares.[10] The requested no-action relief shall be subject to the following conditions:

(i) For each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt;

(ii) A broker-dealer executing exempt short sales will mark such sales as "short,"[11] and in no event will such sales be marked "long;"[12] and

(iii) The market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.

Rules 101 and 102 of Regulation M

Subject to certain enumerated exceptions, Rules 101 and 102 of Regulation M prohibit a "distribution participant", and the issuer or a selling security holder, respectively, in connection with a distribution of securities, from bidding for or purchasing or from attempting to induce any person to bid for or purchase, a "covered security" during the applicable restricted period. "Distribution participant" is defined in Rule 100(b) to include an underwriter or prospective underwriter in a particular distribution of securities, or any broker, dealer or other person who has agreed to participate or is participating in such distribution.[13]

The Trust requests that the Commission grant an exemption from Rule 101, as discussed below, to permit persons who may be deemed to be participating in a distribution of the Shares to bid for or purchase Shares during the applicable restricted period. Similarly, the Trust requests that the Commission grant an exemption from Rule 102, as discussed below, to permit the Sponsor, selling security holders of Shares or any affiliated persons, the Trust and its affiliated purchasers to bid for or purchase or redeem Shares during the applicable restricted period. The purpose of Rules 101 and 102 is to prevent persons from conditioning the market to facilitate a distribution. Application of

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[10] Although, pursuant to this no-action request, broker-dealers would not be required to mark such sales "short exempt", broker-dealers could still mark such sales "short exempt."

[11] Although, pursuant to this no-action request, broker-dealers would not be required to mark such sales "short exempt," broker-dealers could still mark such sales "short exempt."

[12] A broker-dealer is required, pursuant to Rule 17a-3 under the Exchange Act, to make and keep current books and records relating to its business, which includes information relating to short sales.

[13] We note that Rule 100(b) of Regulation M defines "distribution" for purposes of the Rule as an offering of securities, whether or not subject to registration under the Securities Act of 1933, that is distinguished from an ordinary trading transaction by the magnitude of the offering and the presence of special selling efforts and selling methods. The Trust understands that while broker-dealers that tender gold to the Trust in return for a Basket of Shares are not part of a syndicate or selling group, and receive no fees, commissions, or other remuneration from the Trust, under certain circumstances they could be deemed to be an "underwriter" or "distribution participant" as those terms are defined in Rule 100(b).

Rules 101 and 102 in these contexts would not further the antimanipulative purposes underlying the Rules.

Due to the daily redeemability of the Shares in Basket-size aggregations, there should be little disparity between their market price and their net asset value per share. Accordingly, the rationale for exempting under paragraph (c)(4) of Rule 101 redeemable securities of open-end management investment companies from the application of Rule 101 is similarly applicable to the Shares. Although redemption is subject to the minimum condition of tendering the appropriate number of Shares per Basket, the Trust is intended to function like an open-end fund continuously offering its shares. It is in recognition of the special nature of such offerings that open-end management investment company securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. The Trust respectfully requests that the Commission grant an exemption under paragraph (d) of Rule 101 to such effect or adopt a no-action position permitting distribution participants to engage in secondary market transactions in Shares. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Basket-size aggregations of Shares may be created, and Shares in Basket-size aggregations may be redeemed in kind at net asset value, on any business day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of the Amex listing. Thus, the secondary market price of Shares should not vary substantially from their net asset value. Because of the redeemability of Shares in Basket-size aggregations, coupled with the open-ended nature of the Trust, any significant disparity between the market price of Shares and net asset value should be eliminated by arbitrage activity. Because their net asset value is determined largely on the basis of the market value of gold, neither the creation nor the redemption of Shares, nor purchases or sales in the secondary market, will impact the net asset value, and such transactions should not have a significant impact on the market value of Shares.

The Trust also requests that the Commission, as a result of the redeemable nature of Shares in Basket-size aggregations and for the reasons previously stated under our request with respect to the exemption under Rule 101(d), grant an exemption under paragraph (e) of Rule 102 or adopt a no-action position permitting the Trust and its affiliated purchasers to engage in secondary market transactions in Shares and the redemption of Shares by the Trust. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. The Trust requests that the Commission grant an exemption under paragraph (e) of Rule 102 to allow the Trust to redeem Shares in Basket-size aggregations during the continuous offering of Shares. The Trust submits that the redemptions described in this letter and the Registration Statement do not constitute a manipulative or deceptive practice within the purpose of Rule 102 of Regulation M and should be exempted from the provisions of Rule 102 to allow the Trust to redeem Shares in Basket-size aggregations during the continuous offering of Shares.

The issue is whether a redemption of the Shares in exchange for gold could constitute a manipulative or deceptive device or contrivance contemplated within the purpose of Rule 102. It is our understanding that the purposes of Regulation M do not include avoidance of commodity market abuse. In any event, for the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in Shares are not viable means to manipulate the price of a physical commodity or a commodity futures contract during a distribution of such security. The Trust will daily redeem the Basket-size aggregations of Shares in exchange for the corresponding Basket Gold Amount. Although Shares are traded on the secondary market, Shares may only be redeemed in Basket-size aggregations. Thus, the Trust believes that the redemption by the Trust of Shares at net asset value in consideration solely for the underlying physical commodity does not involve the abuses that Rule 102 was intended to prevent.

Section 11(d)(1)

Section 11(d)(1) of the Exchange Act generally prohibits a person who is a broker and a dealer from effecting any transaction in which the broker-dealer extends credit to a customer on any security which was part of a new issue in the distribution of which he participated as a member of a selling syndicate or group within thirty days prior to such transaction. Rule 11d1-2 provides an exemption from Section 11(d)(1) for securities issued by a registered open-end investment company or unit investment trust with respect to transactions by a broker-dealer who extends credit on such security, provided the person to whom credit has been extended has owned the security for more than thirty days.

The Trust requests clarification that Section 11(d)(1) does not apply to broker-dealers that do not create or redeem Baskets of Shares of the Trust but that do engage in both proprietary and customer transactions in Shares exclusively in the secondary market. The Trust notes that no broker-dealer, or any natural person associated with such broker-dealer, directly or indirectly (including through any affiliate of such broker-dealer), receives from the Trust complex[14] any payment, compensation or other economic incentive to promote or sell Shares to persons outside of the Trust complex, other than non-cash compensation permitted[15] under NASD Rule 2830(l)(5)(A), (B) or (C).[16]

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14 The "Trust complex" includes the Trust, the Sponsor, the Trustee, the Custodian, Barclays Capital Inc. (the "Initial Depositor"), the issuer of any other trust or any investment company, unit investment trust, or fund that holds itself out to investors as a related entity for purposes of investment or investor services, any investment adviser or marketing agent (or person performing a similar function) of any such issuer, and any "affiliated person" (as defined in the Investment Company Act of 1940) of any such person.

15 The Trust is not a registered investment company and, therefore, the provisions of NASD Rule 2830 do not apply to it; however, the Trust requests that any relief with respect to Section 11(d)(1) granted in response to this letter not be precluded by the receipt of the forms of non-cash compensation referred to above in the text that would be permitted under NASD Rule 2830 if the Trust were a registered investment company.

16 The Initial Depositor, an affiliate of the Sponsor which acquired from the Trust the initial three Baskets of Shares with the intention to distribute the securities to investors did not, and will not, receive any compensation from the Trust complex in connection with its distribution of such initial Shares. The Initial Depositor will not extend, maintain, or arrange for the extension or maintenance,

In addition, although the Trust is not registered under the Investment Company Act of 1940, in view of the substantial similarities between the Trust and exchange-traded funds ("ETFs"), the Trust requests the same relief afforded by Rule 11d1-2 to ETFs and other registered open-ended investment companies and unit investment trusts. In particular, the Trust requests the staff confirm that it will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act against broker-dealers that treat Shares, for purposes of Rule 11d1-2 under the Exchange Act, as "securities issued by a registered open-end investment company or unit investment trust as defined in the Investment Company Act" and, thereby, in reliance on the exemption contained in the Rule, directly or indirectly, extend credit or maintain or arrange for the extension or maintenance of credit on Shares that have been owned by the persons to whom credit is provided for more than 30 days.

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Seven additional copies of this letter are enclosed pursuant to Securities Act Release No. 33-6269 (December 5, 1980). If you have any questions regarding this letter or need any additional information, please contact Edgard Alvarez at 202 912 5007 or the undersigned at 212 878 8075.

Very truly yours,



DAVID YERES

cc: Catherine McGuire
Chief Counsel, Division of Market Regulation

Brian Bussey
Assistant Chief Counsel, Division of Market Regulation

Sean O'Malley
Special Counsel, Division of Market Regulation

Racquel Russell
Special Counsel, Division of Market Regulation

Ira Shapiro
Richard Morris
Barclays Global Investors, N.A.

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otherwise permitted under Rule 11d1-1. Thereafter, the Initial Depositor, in its capacity as an Authorized Participant, as well as all other Authorized Participants, may extend, maintain, or arrange for the extension or maintenance of credit on Shares only to the extent permitted by Rule 11d1-1 or pursuant to the relief granted in response to this request under Rule 11d1-2.